                                                Filed pursuant to Rule 424(B)(5)
                                                      Registration No. 333-75455

P R O S P E C T U S S U P P L E M E N T
(TO PROSPECTUS DATED OCTOBER 23, 2000)

                                 [CLOROX LOGO]

                                  $300,000,000

                               THE CLOROX COMPANY

                       6 1/8% NOTES DUE FEBRUARY 1, 2011
                                   ---------

    The notes will bear interest at the rate of 6 1/8% per year. Interest on the notes is payable on February 1 and August 1 of each year, beginning on August 1, 2001. The notes will mature on February 1, 2011. We may redeem some or all of the notes at any time at the prices described under the heading "Description of Notes--Optional Redemption."

    The notes will be our senior obligations and will rank equally with all of our other unsecured senior indebtedness.

                                 --------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER NOTE      TOTAL
                                                              --------   ------------
Public offering price                                          99.692%   $299,076,000
Underwriting discount                                           0.650%   $  1,950,000
Proceeds to Clorox (before expenses)                           99.042%   $297,126,000

    Interest on the notes will accrue from February 8, 2001 to date of delivery.

                                 --------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on February 8, 2001.

                                 --------------

SALOMON SMITH BARNEY

           DEUTSCHE BANC ALEX. BROWN

                      TD SECURITIES

                                 WACHOVIA SECURITIES, INC.

February 1, 2001

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                 --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Recent Financial Results and Acquisitions...................     S-3
Use of Proceeds.............................................     S-3
Ratio of Earnings to Fixed Charges..........................     S-3
Description of Notes........................................     S-3
Underwriting................................................     S-9

                              PROSPECTUS

The Clorox Company..........................................       2
Risk Factors................................................       2
Use of Proceeds.............................................       7
Ratio of Earnings to Fixed Charges..........................       7
Description of Debt Securities..............................       7
Plan of Distribution........................................      16
Validity of Debt Securities.................................      17
Experts.....................................................      17
Where You Can Find More Information.........................      18

                   RECENT FINANCIAL RESULTS AND ACQUISITIONS

    On January 31, 2001, we reported net earnings of $64 million for the quarter ended December 31, 2000, as compared with net earnings of $76 million in the same quarter for the prior year. Net earnings for the six-months ended
December 31, 2000, were $162 million as compared with $163 million for the six-months ended December 31, 1999. As previously announced on December 14, 2000, we anticipate potential write offs and other charges (special charges) in the range of $150 million to $200 million in calendar year 2001. We recognized $16 million of special charges during the quarter ended December 31, 2000, for inventory write downs and asset impairments. Sales for the quarter were $899 million compared with $954 million in the same quarter for the prior year. Sales for the six-month period ended December 31, 2000, were $1,884 million compared with $1,896 million for the six months ended December 31, 1999. Our cash flow provided by operations was $285 million for the six-months ended December 31, 2000, as compared with $246 million for the six-months ended December 31, 1999.

    On November 20, 2000, we acquired for $122 million from Brita GmbH the rights to the Brita trademark and other intellectual property in North and South America and certain other net assets. In January 2001, we signed an agreement to purchase 50% of Bombril S.A., a Brazilian household cleaning products business for approximately $200 million. The transaction is expected to be completed in the fourth quarter of the fiscal year ending June 30, 2001.

                                USE OF PROCEEDS

    We expect to receive net proceeds of approximately $297 million from this offering. We intend to use the net proceeds for general corporate purposes. General corporate purposes may include refinancing existing debt and funding future acquisitions, capital expenditures and working capital requirements.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratio of earnings to fixed charges for the three-months ended
September 30, 2000 was 6.7. For purposes of computing the ratio, earnings consist of earnings before income taxes and cumulative effect of change in accounting principle, plus amortization of capitalized interest and fixed charges, less capitalized interest and undistributed income of equity investees; and fixed charges include interest expense, capitalized interest and the portion of rents representative of an interest factor. For our ratio of earnings to fixed charges for each of the years in the five-year period ended June 30, 2000, see "Ratio of Earnings to Fixed Charges" in the accompanying prospectus.

                              DESCRIPTION OF NOTES

    We have summarized provisions of the notes below. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

GENERAL

    We will issue the notes as a separate series of securities under an indenture between us and The Bank of New York, as trustee, as supplemented by a first supplemental indenture. This indenture is described in the accompanying prospectus.

    The notes will represent our senior obligations and will rank equally with all of our other unsecured senior indebtedness.

    We are initially offering the notes in the principal amount of $300,000,000. We may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes we offer by this prospectus supplement.

    The notes will mature on February 1, 2011 and will bear interest at a rate of 6 1/8% per annum. Interest on the notes will accrue from February 8, 2001, or from the most recent interest payment date to which interest has been paid or duly provided for. We:

    - will pay interest on the notes semi-annually on February 1 and August 1 of each year, commencing August 1, 2001;

    - will pay interest to the person in whose name a note is registered at the close of business on the January 15 or July 15 preceding the interest payment date;

    - will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

    - will make payments on the notes at the offices of the trustee; and

    - may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the notes register.

    If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. "Business day" means any day except a Saturday, Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.

    We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and multiples of $1,000.

    The notes will not have the benefit of any sinking fund.

OPTIONAL REDEMPTION

    All or a portion of the notes may be redeemed at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

    - 100% of the principal amount of the notes being redeemed on the redemption date;

    - the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined below), plus 15 basis points, as determined by the Reference Treasury Dealer (as defined below), plus, in each case, interest on the notes which has accrued and remains unpaid up to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

    "Comparable Treasury Price" means, with respect to any redemption date,
(A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

    "Reference Treasury Dealer" means (A) Salomon Smith Barney Inc. (or its respective affiliates which are Primary Treasury Dealers) and its respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

    "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of this series are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

CERTAIN RESTRICTIONS

    LIMITATIONS ON LIENS Under the first supplemental indenture, if we or any of our Restricted Subsidiaries (as defined below) incur debt that is secured by a Principal Property or stock or debt of a Restricted Subsidiary, we must secure the notes at least equally and ratably with the secured debt.

    The foregoing restriction shall not apply to:

    - mortgages on property, shares of stock or indebtedness (herein referred to as "Property") of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

    - mortgages existing at the time we acquire a company, business or property;

    - purchase money and construction mortgages which are entered into or for which commitments are received within 360 days of the later of the purchase, completion of construction or commencement of operation for that property;

    - mortgages in our favor or in favor of a Restricted Subsidiary;

    - mortgages on property owned or leased by us or a Restricted Subsidiary in favor of a governmental entity or in favor of the holders of securities issued by any such entity, pursuant to any contract or statute (including mortgages to secure debt of the pollution control or industrial revenue bond type) or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to those mortgages;

    - mortgages existing at the date of the Indenture or at the date of the first supplemental indenture;

    - landlords' liens on fixtures incurred in the ordinary course of business;

    - mortgages to secure partial, progress, advance or other payments or any debt we incur for the purpose of financing all or part of the purchase price or cost of construction, development or substantial repair, alteration or improvement of the property subject to that mortgage if the commitment for the financing is obtained within one year after completion of or the placing into operation of the constructed, developed, repaired, altered or improved property;

    - mortgages arising in connection with contracts with or made at the request of governmental entities;

    - mechanics' and similar liens arising in the ordinary course of business for obligations not due or being contested in good faith;

    - mortgages arising from deposits with or the giving of any form of security to any governmental authority required as a condition to transacting business or the exercise of any privilege, franchise or license;

    - mortgages for taxes, assessments or governmental charges or levies which, if delinquent, we are contesting in good faith;

    - mortgages (including judgment liens) arising from legal proceedings we are contesting in good faith; or

    - any extension, renewal or replacement of these categories of mortgages.

    However, if the total amount of our secured debt and the present value of any remaining rent payments for certain sale and leaseback transactions involving a Principal Property would not exceed the greater of $300 million and 15% of our consolidated net tangible assets, this requirement does not apply.

    SALE AND LEASEBACK We will not enter into, nor will we permit any Restricted Subsidiary to enter into, a sale and leaseback transaction of any Principal Property (except for temporary leases for a term of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries) unless: (a) we or that Restricted Subsidiary would be entitled to issue, assume or guarantee debt secured by the property involved at least equal in amount to the Attributable Debt (as defined below) for the transaction without equally and ratably securing the notes (provided that this Attributable Debt shall then be deemed to be debt subject to the provisions of the preceding paragraph), or (b) an amount in cash equal to this Attributable Debt is applied to the non-mandatory retirement of our long-term, non-subordinated debt or the long-term debt of a Restricted Subsidiary. Attributable Debt is defined as the present value (discounted at an appropriate rate) of the obligations of a lessee for rental payments during the remaining term of any lease.

    The term "Subsidiary" is defined to mean any entity which is consolidated in our accounts and any entity of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of that entity is at the time owned or controlled solely by us or in conjunction with or by one or more other Subsidiaries. The term "Restricted Subsidiary" is defined to mean any
Subsidiary:

    - substantially all of the property of which is located within the continental United States,

    - which owns a Principal Property, and

    - in which our investment exceeds 1% of our consolidated assets as shown on our latest quarterly financial statements.

    The term "Principal Property" is defined to mean any manufacturing plant or facility which is located within the continental United States and is owned by us or any Restricted Subsidiary. Our board of directors (or any duly authorized committee of the board of directors) by resolution may create an exception to this definition by declaring that a plant or facility, together with all other plants and facilities previously so declared, is not of material importance to the total business conducted by us and our Restricted Subsidiaries as an entirety. (Section 1.1)

    There are no covenants or other provisions which would offer protection to securityholders in the event of a highly leveraged transaction, rating downgrade or similar occurrence.

BOOK-ENTRY DELIVERY AND SETTLEMENT

    We will issue the notes in the form of one or more permanent global notes in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

    DTC has advised us that:

    - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

    - DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates;

    - Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

    - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

    - Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

    - The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

    We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

    We expect that under procedures established by DTC:

    - Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

    - Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

    The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

    So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or holders of the notes under the indenture or under the notes, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC's procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global security.

    Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC's records relating to the notes.

    We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants' accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC's records. We also expect that payments by DTC's participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC's participants will be responsible for those payments.

    Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

CERTIFICATED NOTES

    We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

    - DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

    - An event of default has occurred and is continuing; or

    - We decide not to have the notes represented by a global security.

    Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the notes will be made by the underwriters in immediately available funds. So long as the notes are represented by Global Securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by Clorox in immediately available funds. In addition, so long as the notes are represented by such Global Securities, the notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
------------------------------------------------------------  ----------------
Salomon Smith Barney Inc....................................    $270,000,000
Deutsche Banc Alex. Brown Inc...............................      10,000,000
TD Securities (USA) Inc.....................................      10,000,000
Wachovia Securities, Inc....................................      10,000,000
                                                                ------------
  Total.....................................................    $300,000,000
                                                                ============

    The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

    The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                              PAID BY CLOROX
                                                              --------------
Per note....................................................      0.650%

    In connection with the offering the underwriters and their affiliates may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when they, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. The underwriters may conduct these transactions in the over-the- counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our total expenses for this offering will be $120,000 exclusive of any underwriting discounts noted herein.

    Some of the underwriters and their affiliates have performed investment banking and advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

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                                  $300,000,000

                               THE CLOROX COMPANY

                       6 1/8% NOTES DUE FEBRUARY 1, 2011

                                 [CLOROX LOGO]

                                     ------

                    P R O S P E C T U S S U P P L E M E N T

                                FEBRUARY 1, 2001

                                   ---------

                              SALOMON SMITH BARNEY

                           DEUTSCHE BANC ALEX. BROWN

                                 TD SECURITIES

                           WACHOVIA SECURITIES, INC.

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